

August 20, 2010

David J. Anderson
Chief Financial Officer
Honeywell International Inc.
101 Columbia Road
Morris Township, New Jersey 07962

> **Re:** **Honeywell International Inc.**
> **Form 10-K: For the fiscal year ended December 31, 2009**
> **Filed February 12, 2010**
> **Form 10-Q: For the quarterly period ended June 30, 2010**
> **Filed July 23, 2010**
> **File No. 001-08974**

Dear Mr. Anderson:

We have reviewed your response letter dated July 1, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K: For the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 22

1. Please refer to your response to our prior comment two. We have reviewed the proposed disclosure regarding your company's consolidated results, and it appears that the concerns raised in our prior comment could be more fully addressed. For example, in your proposed disclosure, you only quantify the impact that the decline in direct material costs had on fiscal year 2009 consolidated "cost of products and services sold." In this regard, you do not quantify how much of the remaining $2.0 billion decline in cost of

products and services sold related to (i) fluctuations in labor costs (or the specific factors impacting labor costs, such as lower incentive compensation), (ii) the impact of indirect cost savings initiatives, and (iii) lower repositioning charges. In addition, you do not quantify the absolute impact that (a) similar factors and/or (b) variances in similar costs (e.g., labor costs) have had on your reported selling, general, and administrative expense. Quantification of all material factors cited here and elsewhere in your MD&A analysis enables investors to understand the magnitude and relative impact of each on operations and results. Please expand your disclosure to quantify the absolute impact of all factors that materially impacted your consolidated results. Please provide your proposed expanded disclosure as part of your response.

2. Refer to the gross margin portion of the proposed revised disclosure provided in response to prior comment. Please explain to us why the decrease in direct material costs indicated therein is "estimated." Also, with regard to the lower gross margin percentages in the Transportation Systems and Aerospace segments, it is not completely clear why they decreased when there was a decrease in direct material costs and cost savings initiatives were in effect – that is, why the affected costs did not decrease on a proportional basis commensurate with the lower sales experienced such that margins were negatively impacted. Please revise to explain more fully as appropriate.

Review of Business Segments, page 26

3. Please refer to the proposed disclosure provided in your response to our prior comment two, as well as the MD&A disclosure included in your Form 10-Q for quarterly period ended June 30, 2010. It appears that you may not have adequately quantified the impact of various factors on the revenue earned by your business segments. In particular, we note that when you discuss changes in sales by product or service type, you oftentimes do not quantify the amount of the applicable sales or the absolute change in sales for the identified product or service type. For example, we note that in your proposed disclosure, you do not quantify the specific amount or impact of the declines in sales of "Products" and/or "Solutions" within the Automation and Control Solutions business. Furthermore, you do not quantify the extent to which each business's sales were impacted by the factors referenced in your proposed disclosure (e.g., the lower sales volume and unfavorable impact of foreign exchange experienced by your Product business). Please revise your disclosure to fully quantify the respective sales of each product or service type identified, as well as the impact of the factors that have materially impacted the results of your business segments, so that investors may understand their relative magnitude. With regard to your Aerospace business segment, ensure that the identified factors impacting your sales to each customer end-market have been quantified. Please provide your proposed expanded disclosure as part of your response.

4. With regard to the table of Aerospace Revenues by "Customer End-Markets" on page 36 of the Form 10-Q for the quarterly period ended June 30, 2010, please explain to us how the amounts in the "% change" column throughout the table were computed. For example, "air transport and regional original equipment" sales as a percentage of total Aerospace sales are indicated to be 14% (or $370.58) and 12% (or $326.28) for the three

months ended 2010 and 2009, respectively, and 13% (or $669.89) and 13% (or $712.14) for the six months ended 2010 and 2009, respectively. The respective percentage change represented by these amounts are 13.6% and (5.9), whereas the table indicates 8% and (5)%, respectively. We note similar variations for each line item except for the "Total" line.

5. We have reviewed your response to our prior comment three, the related proposed disclosure that was included in your response to our prior comment two, and the disclosure included in your Form 10-Q for the quarterly period ended June 30, 2010. In this regard, we do not believe that you have adequately discussed the costs incurred by your business segments. We note that in your proposed disclosure, you quantify the estimated variance in direct material costs incurred by your Automation and Control Solutions business. Similarly, in the Form 10-Q, you quantify the change in costs of goods sold for each segment. However, the disclosures that you have proposed and included in the Form 10-Q do not quantify the actual costs of goods sold recognized in each comparable reporting period, nor do the disclosures quantify the variances in individually material costs that (i) are aggregated within cost of goods sold (e.g., labor costs) or (ii) are aggregated within selling, general and administrative. In this regard, it would appear that several types of costs are included in each of these major cost categories.

In order to enhance your overall discussion of segment costs, we believe that you should revise your disclosure to (i) include tables that identify, quantify, and present all individually material costs incurred by each of your segments and (ii) provide a narrative discussion of the items presented in those tables. In this regard, we believe that such revisions may also allow readers of your financial statements to better analyze changes in segment profit relative to changes in segment revenue, as readers will be able to better assess and evaluate the significance of costs that do not fluctuate directly with changes in sales volume (e.g., fixed and semi-fixed costs), as well as the changes thereto. Please revise your disclosure accordingly, or advise. Please provide your proposed expanded disclosure as part of your response.

6. Please refer to our prior comment four. It is not clear to us that your disclosure in the Form 10-Q for the quarterly period ended June 30, 2010, as referenced in your response, provides an analysis of the relative factors (i.e., on a weighted basis) which drive variances in the gross profit margin percentage realized by each segment. Please advise. In addition, if the change to a segment's profit is materially disproportionate to the change in that segment's revenue, and the underlying reason is not apparent from your disclosure regarding the segment's gross profit margin percentage, we believe that additional disclosure may be warranted. For example, we note that segment profit for Transportation Systems increased by 859% for the six-months period ended June 30, 2010, as compared to the period ended June 30, 2009, although segment revenue only increased by 31%. Please revise your disclosure accordingly or advise. Please provide your proposed expanded disclosure as part of your response.

Liquidity and Capital Resources

Cash Flow Summary, page 37

7.   Refer to your response to our prior comment five and the intended revised disclosure therein. Please ensure that your analysis and discussion of cash provided by operating activities addresses a substantial portion of the change thereto. In this regard, we note that the factors cited in your proposed disclosure aggregate to $417 million. However, the change in cash provided by operating activities was only $155 million, leaving $262 million in offsetting decreases unexplained.

Additionally, we note your continued reference to decreased earnings, as well as the reference to "cash earnings (net income plus non-cash expenses)" in the June 30, 2010 Form 10-Q. We continue to believe that references to earnings recognized on the accrual basis of accounting do not provide a sufficient basis for an investor to fully understand changes in cash provided by operating activities in terms of cash. Also, in this regard, "cash earnings" does not appear to represent more than what is already presented in the "Cash flows from operating activities" section of the statement of cash flows. Furthermore, it is not clear whether and to what extent adjustments have been made for non-cash revenue items in deriving such a measure. Lastly, it is not clear from your disclosure that "cash earnings," in its present context, satisfies the requirements of Item 10(e) of Regulation S-K with respect to non-GAAP measures included in filings with the Commission.

Please (i) revise your disclosure to address the items indicated above and (ii) conform the disclosure to more fully and clearly discuss items in terms of cash. Please provide your proposed expanded disclosure as part of your response.

Contractual Obligations and Probable Liability Payments, page 40

8.   We believe that it may be meaningful to include certain information provided in your response to our prior comment seven in footnotes to your table of "contractual obligations and probable liability payments." For example, if the expected payments for NARCO related claims are not made prior to the end of fiscal year 2010 and are included in your contractual obligations table in future filings, we believe that it may be appropriate to provide a footnote that briefly explains the nature, timing, and effect of such payments on the particular reporting period in which the cash distributions are expected to be made. In addition, we believe it may be appropriate for you to specifically disclose that you have assumed the collection of "probable insurance recoveries [that] are not subject to concluded settlement agreements, but instead are covered by insurance policies," will not occur until subsequent 2014. In this regard, we note that such disclosure would highlight the fact that the timing and amounts of such collections may be less assured. Please revise your disclosure accordingly or advise.

Item 8. Financial Statements and Supplentary Data

Notes to Financial Statements

Note 6 – Income Taxes, page 66

9. Refer to your response to our prior comment ten. While we acknowledge that both your MD&A disclosure and footnote disclosure address the fact that lower foreign income tax rates have contributed to an effective income tax rate below the U.S. statutory tax rate, we also note that the effective rate at which your fiscal year 2008 foreign income was taxed was significantly lower than the effective rate at which your fiscal year 2007 and fiscal year 2009 foreign income was taxed. In this regard, we specifically note that general disclosures regarding the lower tax rates realized in foreign jurisdictions do not explain why your fiscal year 2008 foreign income tax expense was lower than your fiscal year 2007 foreign income tax expense, although fiscal year 2008 pre-tax foreign income was approximately 45% higher than fiscal year 2007 foreign pre-tax income. Since foreign income tax expense is a material component of your overall tax expense and consolidated effective tax rate, we believe some reasonable amount of commentary should be provided with regard to the reason(s) that income generated in foreign jurisdictions was taxed at a lower rate in 2008 than in 2007, and apparently also at a lower rate than in 2009. Please expand your footnote disclosure to identify any material factors that directly impacted your fiscal year 2008 foreign tax expense and effective tax rate. In addition, please provide your proposed expanded disclosure as part of your response.

Form 10-Q: For the quarterly period ended June 30, 2010

Item 1. Financial Statements

Notes to Financial Statements (Unaudited)

Note 15 – Commitment and Contingencies

Asbestos Matters, page 24

10. Refer to the table on page 29 of your filing, which presents the balance sheet accounts in which you have recorded your estimated asbestos liabilities. Please tell us and disclose the factors or circumstances that resulted in the apparent reclassification of a material portion of the estimated short-term liability balance at December 31, 2009 to the long-term liability account at June 30, 2010.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief